LEADINGBRANDS™

Q1 2010

Leading Brands, Inc.

First Quarter Report

Period Ended May 31, 2010

Note: These financial statements have not been reviewed by the Company’s auditors

Report to Shareholders

“net income was $408,000 ($0.10 per share), a 100%
increase over net income of $202,000 ($0.05 per share) in
Q1 of last year.”

To our Shareholders:

For the first quarter ended May 31, 2010, net income was $408,000 ($0.10 per share), a 100% increase over net income of $202,000 ($0.05 per share) in Q1 of last year. The improvement in earnings is a consequence of increasing gross profit margin percentage driven both by operating efficiencies and improvements in the price of some key raw materials. Gross profit margin for the quarter was 50.3%, up from 39.0% in the same quarter last year.

Gross revenue for Q1 was $5,556,000, versus $5,899,000 last year, a decrease of 5.8% . The decline in revenues is directly attributable to the Company’s decision to no longer distribute its low margin food and some beverage products and instead focus on higher margin, fiscally sustainable, branded beverage sales. The Company ceased its food distribution business in mid-Q1 of fiscal 2009.

Discounts, rebates and slotting fees were $419,000, down from $490,000 in Q1 of the prior year. Non-cash stock based compensation expense for the quarter was $70,000. SG&A expenses were $1,758,000, up 15.4% from $1,524,000 the previous year, primarily due to increased sales, promotion and marketing activities behind the Company’s branded beverage products and higher foreign exchange cost. The Company also recorded non-cash income tax expense of $205,000 during the quarter.

As at quarter end, the Company had only 3,923,275 shares outstanding and cash and available credit totaling $3,800,000. EBITDAS for this quarter was $900,000, versus $668,000 in Q1 last year, an increase of $232,000 or 35%.

Pro-forma results for non-GAAP EBITDAS (earnings before interest, taxes, depreciation, amortization and stock based compensation) are determined as follows:

	Q1 2010	Q1 2009
Net Income	$408,000	$202,000

Add Back:

Depreciation and Amortization	$170,000	$181,00

Non-cash stock based compensation expense	$70,000	$72,000

Non-cash income tax expense	$205,000	$145,000

Interest expense	$47,000	$68,000

Total Add Backs	$492,000	$466,000

EBITDAS	$900,000	$668,000

The Company will, for at least the balance of this fiscal year, report EBITDAS as a measure of its ability to generate cash. Management views this as an important indicator because it eliminates three material items, depreciation and amortization, income tax expense and stock based compensation that do not consume the Company’s cash but are deducted in the calculation of net income. By way of example, the Company currently has several million dollars of Canadian tax shelter as well as other tax loss carry forwards and consequently will not pay income taxes for the foreseeable future. Also, in Q2 of this year, the Company will record a one time non-cash stock based compensation expense as it vests stock options to avoid the risk of ongoing volatility imposed upon their valuation by the variable pricing formula mandated under GAAP using the Black Scholes model. EBITDAS will provide a consistent measure of cash flow generation as the Company minimizes and brings forward the impact of non-cash stock based compensation expense.

Thank you for your continued support.

Ralph McRae

Ralph D. McRae
Chairman & CEO

Leading Brands, Inc • Q1 REPORT	1

Safe Harbor for Forward Looking Statements:

This report includes “forward-looking information” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Statements which are not historical facts, are forward-looking statements. The Company, through its management, makes forward-looking public statements concerning its expected future operations, performance and other developments. The words “believe”, “intend”, “expect”, “anticipate”, “project”, “estimate”, “predict” and similar expressions are also intended to identify forward-looking statements. Forward-looking statements are not guarantees of future performance and are subject to a wide range of known and unknown risks and uncertainties and although the Company believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will be realized. Forward-looking statements relate to, among other things:

  business objectives, goals and strategic plans;
  operating strategies;
  expected future revenues, earnings and margins;
  anticipated operating, selling and general and administrative costs;
  availability of raw materials, including water, sugar, cardboard and closures and flavoring;
  effects of seasonality on demand for our products;
  anticipated exchange rates, fluctuations in exchange rates and effects of exchange rates on our cost of goods sold;
  our expectation that we will have adequate cash from operations and credit facility borrowings to meet all future debt service, capital expenditure and working capital requirements in fiscal year 2011;
  anticipated capital expenditures; and
  anticipated increased sales volumes with certain product lines;

Such forward-looking statements are necessarily estimates reflecting the Company’s best judgment based upon current information and involve a number of risks and uncertainties, and there can be no assurance that other factors will not affect the accuracy of such forward-looking statements. It is impossible to identify all such factors. Factors which could cause actual results to differ materially from those estimated by the Company include, but are not limited to, those listed under Risk Factors, as well as other possible risk factors such as general economic conditions, weather conditions, changing beverage consumption trends, pricing, availability of raw materials, economic uncertainties (including currency exchange rates), government regulation, managing and maintaining growth, the effect of adverse publicity, litigation, competition and other factors which may be identified from time to time in the Company’s public announcements. For all such forward-looking statements, we claim the safe harbor for forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.

All forward-looking statements speak only as of the date made. All subsequent written and oral forward-looking statements attributable to us, or persons acting on our behalf, are expressly qualified in their entirety by the cautionary statements. Except as required by law, we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which it is made or to reflect the occurrence of anticipated or unanticipated events or circumstances.

2	Q1 REPORT • Leading Brands, Inc

Management’s Discussion & Analysis

For the three months ended May 31, 2010

June 29, 2010

The following information should be read in conjunction with the Company’s February 28, 2010 audited consolidated financial statements. These statements, along with the Company’s annual report on Form 20-F, are available on SEDAR at www.sedar.com.

The financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). The material differences between Canadian and US GAAP are discussed in Note 19 of the Company’s annual consolidated financial statements.

The Company maintains its financial records in Canadian dollars. In this report, unless otherwise specified, all dollar amounts are expressed in Canadian dollars.

Overview

Leading Brands and its subsidiaries are involved in the development, production, marketing and distribution of the Company’s branded and licensed beverage brands.

The Company sells branded and licensed beverage products through its Integrated Distribution System (IDS) of distributors, wholesalers, and grocery chains. Its principal product lines include juices and waters. The Company’s bottling plant provides bottling services for the Company’s own products and for an external customer. The Company also uses the services of third party bottlers as required to meet its objectives.

Overall Performance

During the three months ended May 31, 2010 the Company improved its margin percentage from 39.0% in the quarter ended May 31, 2009 to 50.3% in the quarter ended May 31, 2010 resulting in $474,824 more gross margin for the quarter in spite of the lower revenue numbers.

For the three months ended May 31, 2010, the Company reported gross sales of $5.56 million and a net income of $408,224 as compared to gross sales of $5.90 million and a net income of $202,474 in the corresponding quarter of the prior year. The increase in profitability in 2010 as compared to the corresponding period in 2009 was primarily the result of the Company focusing its efforts in areas that are more profitable.

RISKS

The types of risks and uncertainties that may affect the Company have not changed since February 28, 2010 and are available in the February 28, 2010 annual Management’s Discussion and Analysis. Disclosure of capital and financial risk management can be found in Note 9 and Note 10 of the quarterly financial statements.

Results of Operations

REVENUE

	Quarter ended	Quarter ended
Revenue	May 31, 2010	May 31, 2009	Change

Manufactured Products	$5,036,487	$4,807,146	$229,341
Purchased Products	519,193	1,091,633	(572,440)
Total Gross Revenue	$5,555,680	$5,898,779	($ 343,099)
Discounts, Allowances and Rebates	(419,298)	(489,716)	70,418
Net Revenue	$5,136,382	$5,409,063	($ 272,681)

Gross revenue for the quarter ended May 31, 2010 was $5,555,680 compared to $5,898,779 for the same period of the previous year, representing a decrease of 5.8% . The decrease of $343,099 in gross revenue for the quarter ended May 31, 2010 was the net result of the following:

  increased revenues from manufactured products of $229,341 largely due to the Company focusing its efforts on areas that are more profitable; offset by,

  decreased revenue from products that the Company purchases for resale of $572,440 mostly due to the discontinuation of the low margin food products.

Discounts, rebates and slotting fees for the quarter ended May 31, 2010 decreased $70,418 compared to the same period of the prior year as a result of lower discounts for products that the Company manufactures in the amount of $37,214 and lower discounts for products that the Company purchases for resale of $33,204.

Leading Brands, Inc • Q1 REPORT	3

COST OF SALES

	Quarter ended	Quarter ended
Cost of Sales	May 31, 2010	May 31, 2009	Change
Manufactured Products	$2,201,737	$2,440,808	($ 239,071)
Purchased Products	348,477	856,911	(508,434)
Total	$2,550,214	$3,297,719	($ 747,505)

Cost of sales for the quarter ended May 31, 2010 was $2,550,214 compared to $3,297,719 for the same period of the previous year, representing a decrease of 22.7% . The decrease of $747,505 in cost of sales for the quarter ended May 31, 2010 was the result of the following:

  decreased cost of sales of manufactured products of $239,071 due to increased operational efficiencies; and,

  decreased cost of sales from products that the Company purchases for resale of $508,434 mostly due to the discontinuation of the low margin food products.

MARGIN

	Quarter ended	Quarter ended
Margin	May 31, 2010	May 31, 2009	Change
Manufactured Products	$2,467,858	$1,962,231	$505,627
Purchased Products	118,310	149,113	(30,803)
Total	$2,586,168	$2,111,344	$474,824
Margin Percentage	50.3%	39.0%	11.3%

Margin for the quarter ended May 31, 2010 was $2,586,168 compared to $2,111,344 for the first quarter of the previous year, representing an increase in margin percentage of 11.3% . The increase of $474,824 in margin for the three months ended May 31, 2010 was the net result of the following:

  increased margin from manufactured products of $505,627 due to the Company focusing its efforts on areas that are more profitable and increased opera- tional efficiencies; offset by,

  decreased margin from products that the Company purchases for resale of $30,803 mostly due to the discontinuation of the low margin food products.

SELLING, GENERAL AND ADMINISTRATION EXPENSES

Selling, general and administration expenses for the quarter ended May 31, 2010 were $1,757,874 compared to $1,523,826 for the first quarter of the previous year representing an increase of 15.4% . The increase of $234,048 is the effect of:

  increase selling and marketing costs of $96,261;

  increased administration costs of $96,901; and

  increased operating costs of $40,886.

OTHER EXPENSES AND INCOME:

Interest on long-term debt decreased from $61,460 to $46,471 due to lower average borrowing levels and lower interest rates. Interest on current debt decreased from $6,597 to $72 for the same reasons.

For the quarter ended May 31, 2010, the Company recorded other income of $2,286 compared to $179 in the corresponding quarter of the prior year from interest on bank balances.

For the quarter ended May 31, 2010, the Company recorded a non-cash income tax expense of $205,314 corresponding to operating profits in the Canadian operating entities, as compared to $145,446 in the same quarter of the prior year. Future income tax assets in other operating entities were offset by a valuation allowance.

4	Q1 REPORT • Leading Brands, Inc

Summary of Quarterly Results

	MAY 31		FEBRUARY 28		NOVEMBER 30		AUGUST 31
	2010	2009	2010	2009	2009	2008	2009	2008
Net sales / operating revenue	$5,136,382	$5,409,063	$4,653,550	$5,677,033	$4,350,703	$6,209,923	$6,112,917	$8,109,498
Net income (loss)	$408,224	$202,474	$99,639	($ 4,281,985)	$66,288	($ 535,769)	$809,455	($ 290,571)
Net income (loss) per share	$0.10	$0.05	$0.03	($ 1.07)	$0.02	($ 0.14)	$0.20	($ 0.07)
Net income (loss) per share, diluted	$0.10	$0.05	$0.03	($ 1.07)	$0.02	($ 0.14)	$0.20	($ 0.07)

In all quarters, income (loss) before extraordinary items and income (loss) per share before extraordinary items are the same as net income (loss) and net income (loss) per share respectively.

The performance in the first two quarters of the fiscal year is generally stronger than the last two quarters due to the seasonal nature of the beverage business.

Cash Flows

	Three months	Three months
Cash provided by	ended	ended
(used in):	May 31, 2010	May 31, 2009	Change
Operating activities	$717,826	$1,573,324	($ 855,498)
Investing activities	($ 86,302)	($ 76,651)	($ 9,651)
Financing activities	($ 193,074)	($ 1,766,772)	$1,573,698

The reduction in cash generated from operating activities for the three months ended May 31, 2010 was primarily a result of the cash utilized by changes in non-cash operating working capital items compared to cash generated in the same quarter of the prior year. In the quarter ended May 31, 2009, over $1.1 million was generated from the reduction of accounts receivable and inventories compared to approximately $200,000 in the quarter just ended.

The reduction in cash utilized for financing activities is mostly related to full repayment of bank indebtedness in the quarter ended May 31, 2009. The bank indebtedness balance at May 31, 2010 consists of the US dollar operating loan balance that was used to time purchases of US dollars to minimize the foreign exchange impact.

Liquidity and Capital Resources

As at May 31, 2010, the Company had working capital of $2,073,700 and an unused portion of the revolving bank line of credit of $1,483,000 (the revolving line of credit has a limit of $3,500,000 subject to the availability of eligible collateral and at May 31, 2010, the actual limit based on eligible collateral was $1,483,000).

The agreement with respect to the bank indebtedness contains three financial covenants. The Company was in compliance with all covenants at May 31, 2010.

Considering the positive working capital position, including the cash on hand at May 31, 2010, available debt and other internal resources the Company believes that it has sufficient working capital to continue operations for the next twelve months and thereafter.

Disclosure of Outstanding Share Data

At June 29, 2010, the Company had 3,923,275 issued and outstanding common shares, 1,052,800 issued and outstanding stock options, of which 553,431 were vested, and 363,400 issued and outstanding common share purchase warrants.

Changes in internal control over financial reporting

There has been no change in the Company’s internal control over financial reporting that occurred during the period beginning on March 1, 2010 and ended on May 31, 2010 that has materially affected or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Leading Brands, Inc • Q1 REPORT	5

Leading Brands, Inc.
Consolidated Balance Sheet

(UNAUDITED)	May 31	February 28
(EXPRESSED IN CANADIAN DOLLARS)	2010	2010

ASSETS
Cash	$2,337,843	$1,899,386
Accounts receivable (Note 10)	954,735	1,130,989
Inventory (Note 2)	1,767,085	1,788,727
Prepaid expenses and deposits (Note 3)	248,148	129,979
	5,307,811	4,949,081

Property, plant and equipment	9,131,586	9,216,196
Trademarks and rights	108,960	108,960
Future income taxes (Note 4)	3,283,295	3,488,609
Total Assets	$17,831,652	$17,762,846

LIABILITIES
Bank indebtedness	$113,537	-
Accounts payable and accrued liabilities	1,994,523	2,204,264
Current portion of long-term debt (Note 5)	1,126,051	1,319,524
	3,234,111	3,523,788
Long-term debt (Note 5)	2,482,931	2,596,069
Lease inducement (Note 6)	69,221	75,611
	$5,786,263	$6,195,468

SHAREHOLDERS’ EQUITY
Share capital (Note 7)
Common shares	44,508,673	44,508,673
Contributed surplus	8,327,686	8,257,899
Accumulated other comprehensive income - currency translation adjustment	577,916	577,916
Deficit	(41,368,886)	(41,777,110)
	12,045,389	11,567,378
Total Liabilities and Shareholders’ Equity	$17,831,652	$17,762,846

These consolidated financial statements have not been audited or reviewed by the Company’s auditors.
The accompanying notes are an integral part of these consolidated financial statements.

6	Q1 REPORT • Leading Brands, Inc

Leading Brands, Inc.
Consolidated Statement of Income and
Comprehensive Income

(UNAUDITED)	Three months ended	Three months ended
(EXPRESSED IN CANADIAN DOLLARS)	May 31, 2010	May 31, 2009

Gross revenue	$5,555,680	$5,898,779
Less: Discounts, rebates and slotting fees	(419,298)	(489,716)
Net revenue	5,136,382	5,409,063

Cost of sales	2,550,214	3,297,719
Selling, general and administration expenses	1,757,874	1,523,826
Amortization of property, plant and equipment	169,733	180,773
Interest on long-term debt	46,471	61,460
Interest on current debt	72	6,597
Loss on sale of assets	1,172	7,960
Interest income	(2,286)	(179)
Foreign exchange gain	(406)	(17,013)
	4,522,844	5,061,143

Net income before taxes	613,538	347,920

Income tax expense	205,314	145,446

Net income and comprehensive income	$408,224	$202,474

Earnings per share - basic and diluted	$0.10	$0.05

Weighted average number of shares outstanding - basic and diluted	3,923,275	3,991,625

These consolidated financial statements have not been audited or reviewed by the Company’s auditors.
The accompanying notes are an integral part of these consolidated financial statements.

Leading Brands, Inc • Q1 REPORT	7

Leading Brands, Inc.
Consolidated Statement of Cash Flows

(UNAUDITED)	Three months ended	Three months ended
(EXPRESSED IN CANADIAN DOLLARS)	May 31, 2010	May 31, 2009

Cash provided by (used in)

OPERATING ACTIVITIES

Net income	$408,224	$202,474

Items not involving cash

Depreciation and amortization	169,733	180,773

Amortization of leasehold inducement (Note 6)	(6,390)	(6,390)

Loss on sale of assets	1,172	7,960

Changes in non-cash operating working capital items (Note 8)	(130,014)	971,051

Future income taxes	205,314	145,446

Stock based compensation expense	69,787	72,010

	717,826	1,573,324

INVESTING ACTIVITIES

Purchase of property, plant and equipment	(86,302)	(87,170)

Proceeds on sale of property, plant and equipment	-	10,519

	(86,302)	(76,651)

FINANCING ACTIVITIES

Increase (decrease) in bank indebtedness	113,537	(1,470,178)

Repayment of long-term debt	(306,611)	(296,594)

	(193,074)	(1,766,772)

Increase (decrease) in cash and cash equivalents	438,450	(270,099)

Effect of exchange rates on cash	7	144

Cash and cash equivalents, beginning of period	1,899,386	699,931

Cash and cash equivalents, end of period	$2,337,843	$429,976

Interest paid	$46,962	$69,429

Interest received	($ 2,286)	$(178)

These consolidated financial statements have not been audited or reviewed by the Company’s auditors.
The accompanying notes are an integral part of these consolidated financial statements.

8	Q1 REPORT • Leading Brands, Inc

Leading Brands, Inc.
Notes to Consolidated Financial Statements
For the period ended May 31, 2010
(UNAUDITED)
(EXPRESSED IN CANADIAN DOLLARS)

1. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accompanying unaudited financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles for interim financial information by the Company without audit. These interim financial statements do not include all the disclosures required under Canadian Generally Accepted Accounting Principles and should be read in conjunction with the Company’s most recent audited annual consolidated financial statements.

Results of operations for interim periods are not necessarily indicative of annual results.

Interim Financial reporting
These interim financial statements follow the same accounting policies and methods of their application as the most recent audited annual consolidated financial statements.

Cash
Cash consists of bank balances.

2. INVENTORY

	May 31, 2010	February 28, 2010

Finished goods	$1,236,229	$1,142,473

Raw Materials	530,856	646,254

	$1,767,085	$1,788,727

3. PREPAID EXPENSES AND DEPOSITS

	May 31, 2010	February 28, 2010

Slotting fees	$10,571	$3,167

Insurance premiums	106,642	56,531

Rental deposits and other	130,935	70,281

	$248,148	$129,979

4. INCOME TAXES

Future income tax assets and liabilities are computed based on differences between the carrying amount of assets and liabilities on the balance sheet and their corresponding tax values using the enacted income tax rates by tax jurisdiction at each balance sheet date. Future income tax assets also result from unused loss carry-forwards and other deductions. The valuation of future income tax assets is reviewed annually and adjusted, if necessary, by use of a valuation allowance to reflect the estimated realizable amount. Significant management judgment is required in determining the provision for income taxes, the future income tax assets and liabilities and any valuation allowance recorded against the net future income tax assets. Management evaluates all available evidence, such as recent and expected future operating results by tax jurisdiction, and current and enacted tax legislation and other temporary differences between book and tax accounting to determine whether it is more likely than not that some portion or all of the future income tax assets will be realized. Although the Company has tax loss carry-forwards and other future income tax assets, management has determined certain of these future tax assets do not meet the more likely than not criteria, and accordingly, these future income tax asset amounts have been partially offset by a valuation allowance.

5. LONG-TERM DEBT

The agreement with respect to the bank loan contains a demand feature whereby the bank can demand repayment at any time. It also contains three restrictive covenants, which are a tangible net worth covenant, a current ratio covenant and a capital acquisition covenant. As at May 31, 2010, the Company was in compliance with these covenants and the bank has indicated that it does not expect repayment of the loan other than as scheduled. Accordingly, the principal payments are classified in accordance with the bank loan repayment schedule.

6. LEASE INDUCEMENT

In the fiscal year ended February 28, 2009, the Company received a lease inducement of $115,016 worth of leasehold improvements as an incentive to enter into a 5-year lease term for the Vancouver offices. This amount will be amortized over the remainder of the lease term. The amortization for the quarter ended May 31, 2010 was $6,390 with a corresponding credit to rental expense under the category of selling, general and administration expenses.

7. SHARE CAPITAL

Common share capital

Outstanding at February 28 and May 31, 2010		3,923,275

	Issued and	Weighted
Stock options cancelled and expired	outstanding	average
since February 28, 2010	options	exercise price US

Outstanding at February 28, 2010	435,800	$4.74

Cancelled	(30,000)	$3.73

Expired	(100,000)	$5.00

Outstanding at May 31, 2010	305,800	$4.76

Leading Brands, Inc • Q1 REPORT	9

At May 31, 2010 there were 134,011 vested options outstanding at an average exercise price of $5.30 US.

Subsequent to the quarter end, on June 1, 2010, the Company issued 747,000 options with an exercise price of $2.45 US.

	Issued and	exercise price
	outstanding	US
Common share purchase warrants	warrants

Outstanding at February 28 and May 31, 2010	363,400	$19.75

Each common share purchase warrant is exercisable for the purchase of one common share and all of the warrants expire on February 9, 2013. Subject to certain exclusions, the exercise price of the warrants is adjustable downwards to a minimum of $16.45 US in the event that the Company issues new shares at a price lower than the exercise price.

8. CHANGES IN NON-CASH OPERATING WORKING CAPITAL ITEMS

	Three months	Three months
	ended	ended
	May 31, 2010	May 31, 2009
Accounts receivable	$176,254	$662,701
Inventory	21,642	526,866
Prepaid expenses and deposits	(118,169)	(66,404)
Accounts payable and accrued liabilities	(209,741)	(152,112)
Changes in non-cash operating working capital items	$(130,014)	$971,051

9. CAPITAL MANAGEMENT

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to provide opportunities for growth to shareholders and to maintain financial flexibility in, or to take advantage of, opportunities as they arise.

In the management of capital, the Company includes shareholder’s equity, cash, lease financing and bank financing in the definition of capital. The Company manages its capital structure and can adjust it in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may purchase shares for cancellation pursuant to normal course issuer bids, issue new shares, issue new debt, or issue new debt to replace existing debt with different characteristics.

The Company may use its operating line of credit during the year to finance cash flows related to seasonal changes in non-cash working capital items and generally funds large capital expenditure projects through long-term debt. The Company has a demand revolving operating bank loan with a credit limit of $3,500,000 subject to the availability of eligible collateral. The actual limit based on eligible collateral at May 31, 2010 was $1.483 million. The agreement with respect to the bank indebtedness contains three financial covenants. They are a tangible net worth covenant, a current ratio covenant and a capital acquisition covenant. The Company was in compliance with all covenants at May 31, 2010.

10. FINANCIAL RISK MANAGEMENT

The Company is exposed to various risks with respect to its financial assets and liabilities. The following analysis provides a measure of the risks as at the balance sheet date of May 31, 2010.

Credit risk

The Company’s credit risk is primarily attributable to its accounts receivable. The risk arises from client’s potential inability to meet their obligations as agreed. The accounts receivable are presented on the balance sheet net of the provision for bad debts, which is estimated by the Company’s management based on past experience and its assessment of current economic conditions.

The Company has cash in bank balances at May 31, 2010. As at May 31, 2010, the Company is exposed to credit risk through the following assets:

	May 31, 2010	February 28, 2010

Trade receivables	$983,787	$1,136,007

Other receivables	15,405	65,231

Allowance for doubtful accounts	(44,457)	(70,249)

	$954,735	$1,130,989

The Company’s customers consist mainly of beverage distributors and wholesale and retail grocery suppliers and distributors principally located in North America. During the quarter ended May 31, 2010, the Company’s ten largest customers comprised approximately 88% of sales compared with 84% in the last fiscal year ended February 28, 2010 and no one customer comprised more than 74% of sales compared with 67% in the last fiscal year ended February 28, 2010. In addition, to cover credit risk, the Company performs ongoing credit evaluations of its customers’ financial condition and applies rigorous procedures to assess the credit worthiness of new clients. It sets a specific credit limit per client and regularly reviews this limit.

Of the trade receivables outstanding at May 31, 2010, 89.8% are not due, 9.1% are between 30 and 60 days overdue but are not impaired and 1.1% are over 90 days but fully provided for in the allowance for doubtful accounts.

10	Q1 REPORT • Leading Brands, Inc

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure and financial leverage as outlined in note 9. The Company maintains detailed forecasts as well as long-term operating and strategic plans.

Market Risk

a)

Currency risk – The Company concludes sales in U.S. dollars to customers in the US and other foreign countries. The Company also purchases raw materials as well as equipment in U.S. dollars . Consequently, it is exposed to the risk of exchange rate fluctuations with respect to the receivable and payable balances denominated in US dollars. The Company has not hedged its exposure to currency fluctuations.

At May 31, 2010, the Company’s cash balances included $21,000 denominated in U.S. dollars ($84,000 as at February 28, 2010), accounts receivable balances included $34,000 denominated in U.S. dollars ($17,000 as at February 28, 2010), the Company’s accounts pay- able and accrued liabilities balance included $182,000 denominated in U.S. dollars ($308,000 as at February 28, 2010) and the Company’s bank indebtedness balance included $114,000 denominated in U.S. dollars ($Nil as at February 28, 2010).

All other factors being equal, a 5% U.S. dollar rise per Canadian dollar would have an unfavourable impact of approximately $31,000 on net earnings for the quarter ended May 31, 2010. A 5% US/Canadian dollar decrease would have a positive impact of similar magnitude.

b)

Interest rate risk – The Company is exposed to interest rate risk arising from its variable rate interest-bearing financial obligations which are the Company’s oper- ating line of credit and the long-term loan with the Company’s primary lender. A negative impact on cash flows could occur if there was an increase in prime rates. A decrease in these same rates would have a positive impact of similar magnitude.

The company maintains a combination of fixed rate and variable rate debts. Fixed rate debt is used mainly in relation to the business’s long-term obligations arising from acquisitions of long-term assets. Bank indebtedness may be used to finance the Company’s working capital and fluctuates according to seasonal factors specific to the Company. As at May 31, 2010 the Company has long term debt with its primary lender and bank indebtedness relating to the Company’s operating line of credit at variable interest rates which are the Company’s main source of interest rate risk. The Company also has certain long-term capital leases at fixed rates.

As at May 31, 2010, the Company had short and long-term debt with variable interest rates in the amount of $1.99 million. A 1.0% increase in the interest rate on average borrowing levels for the period from March 1, 2010 to May 31, 2010 would have an unfavorable impact of approximately $5,000 on net earnings for the quarter. A 1.0% decrease in the interest rate would have a positive impact of similar magnitude.

Fair Value of Financial Instruments

The Company’s financial instruments measured at fair value on the balance sheet are limited to cash which is classified as level 1. The Company does not have any level 2 or level 3 financial instruments.

11. SEGMENTED INFORMATION

The Company operates in one industry segment. The Company’s principal operations are comprised of an integrated manufacturing and distribution system for beverages products. Substantially all of the Company’s operations, assets and employees are located in Canada.

12. SEASONALITY

The Company’s revenue is subject to seasonal fluctuations with stronger sales occurring in the warmer months.

Leading Brands, Inc • Q1 REPORT	11

Leading Brands, Inc. At a Glance

Leading Brands, Inc. is North America’s only fully integrated healthy beverage company.

Shareholder Information:

Leading Brands, Inc.
NASDAQ:LBIX

Toll Free: 1-866-685-5200
Website: www.LBIX.com

The Company’s annual report on Form 20-F, along with all other publicly reported documents, is available on SEDAR at www.sedar.com.

Officers of the Company and its subsidiaries

Sinan ALZubaidi
VP of Bottling Operations

Donna Louis, CGA
Chief Financial Officer

Ralph D. McRae
Chairman and Chief Executive Officer

Robert Mockford
VP of Operations

Dave Read
Executive Vice-President

LEADING BRANDS, INC.
Suite 1800 - 1500 West Georgia
Vancouver BC Canada V6G 2Z6
Tel: 604.685.5200 Fax: 604.685.5249
Toll Free: 1.866.685.5200

www.LBIX.com

12	Q1 REPORT • Leading Brands, Inc